

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 7, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of Goldman Sachs Access Investment Grade Corporate 1-5 Year Bond ETF a series of Goldman Sachs ETF Trust under the Exchange Act of 1934.

Sincerely,